UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-226975

AGILITI, INC.

(Exact name of registrant as specified in its charter)

6625 West 78th Street, Suite 300

Minneapolis, Minnesota 55439-2604

(952) 893-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 30

On August 23, 2018, Agiliti, Inc. (“Agiliti”) filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to register shares of its common stock, par value $0.0001 per share (“Common Stock”), in connection with the business combination between Federal Street Acquisition Corp. and Agiliti Holdco, Inc. The Registration Statement was declared effective on October 10, 2018. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of Agiliti to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2019, because the Common Stock was held of record by less than 300 persons as of that date. Having filed on March 8, 2019 a Form 10-K for the fiscal year in which the Registration Statement became effective, Agiliti is filing this Form 15 to provide notice of the statutory suspension of its filing obligation.

Pursuant to the requirements of the Securities Exchange Act of 1934 Agiliti, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 21, 2019	AGILITI, INC.

		By:	/s/ Lee M. Neumann
		Name:	Lee M. Neumann
		Title:	Senior Vice President and General Counsel